# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Crescent Private Credit Income Corp, CIK 0001954360
CUSIP: CPC7033CZ
Title of class of securities: Class I Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 11100 Santa Monica Blvd., Suite 2000, Los Angeles, California (CA), 90025
Date of event which requires filing of this statement: 12/01/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002097963

## Reporting persons
- BlueArc Capital Management, LLC: type of reporting person: investment adviser (IA), parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,228,924.19; sole dispositive power 0; shared dispositive power 3,228,924.19; aggregate amount beneficially owned 3,228,924.19 (18.8% of the class)
- BlueArc Core Alternatives Management, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,228,924.19; sole dispositive power 0; shared dispositive power 3,228,924.19; aggregate amount beneficially owned 3,228,924.19 (18.8% of the class)
- Crescent Private Credit (QP), a series of BlueArc Core Alternatives, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,218,893.83; sole dispositive power 0; shared dispositive power 2,218,893.83; aggregate amount beneficially owned 2,218,893.83 (12.9% of the class)
- Crescent Private Credit (QP) (TE Onshore), a series of BlueArc Core Alternatives, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,010,030.36; sole dispositive power 0; shared dispositive power 1,010,030.36; aggregate amount beneficially owned 1,010,030.36 (5.9% of the class)
- Ronald Zazworsky, Jr.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,228,924.19; sole dispositive power 0; shared dispositive power 3,228,924.19; aggregate amount beneficially owned 3,228,924.19 (18.8% of the class)

## Item 1. Issuer
Name of issuer: Crescent Private Credit Income Corp
Address of issuer's principal executive offices: 11100 Santa Monica Blvd., Suite 2000, Los Angeles, CA 90025

## Item 2. Person Filing
Name of person filing: This joint statement on Schedule 13G/A is being filed by (i) Crescent Private Credit (QP), a series of BlueArc Core Alternatives, LLC (ii) Crescent Private Credit (QP) (TE Onshore), a series of BlueArc Core Alternatives, LLC (together with Crescent Private Credit (QP), the "Funds"), (iii) BlueArc Core Alternatives Management, LLC, the managing member of BlueArc Core Alternatives, LLC, (iv) BlueArc Capital Management, LLC, the sole member of BlueArc Core Alternatives Management, LLC and the Funds' investment adviser, and (v) Ronald Zazworsky, Jr., the managing director of the Funds and the Chief Executive Officer of BlueArc Core Alternatives Management, LLC and BlueArc Capital Management, LLC (collectively with the Funds, BlueArc Core Alternatives Management, LLC, and BlueArc Capital Management, LLC, the "Reporting Persons").
Address of principal business office or, if none, residence: The business address of each of the Reporting Persons is One Buckhead Plaza, 3060 Peachtree Road, Suite 1120, Atlanta, GA 30305.
Citizenship: Each of the Funds is a series of a Delaware limited liability company. BlueArc Core Alternatives Management, LLC and BlueArc Capital Management, LLC are Delaware limited liability companies. Mr. Zazworsky is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The Reporting Persons beneficially own the following shares of Class I Common Stock, par value $0.01 per share ("Class I Common Stock") of the Crescent Private Credit Income Corp. (the "Issuer"):

(i) BlueArc Capital Management, LLC: 3,228,924.19
(ii) BlueArc Core Alternatives Management, LLC: 3,228,924.19
(iii) Crescent Private Credit (QP): 2,218,893.83
(iv) Crescent Private Credit (QP) (TE Onshore): 1,010,030.36
(v) Ronald Zazworsky, Jr.: 3,228,924.19

Notwithstanding the inclusion of any security in this Schedule 13G/A, each of the Reporting Persons expressly disclaims beneficial ownership of any security reported herein, except to the extent of its or his pecuniary interest therein, if any.
Percent of class:
The percentages of beneficial ownership reported herein, and on each Reporting Person's cover page to this Schedule 13G/A, are based on a total of 17,186,464.29 shares of common stock of the Issuer outstanding (calculated based on (i) the 15,726,030 shares of Class I Common Stock and 2,234 shares of Class S Common Stock outstanding as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 26, 2025 and (ii) the Issuer's most recently determined net asset value per share and the binding share purchase commitments disclosed by the Issuer to the Reporting Persons as of December 1, 2025).

(i) BlueArc Capital Management, LLC: 18.8%
(ii) BlueArc Core Alternatives Management, LLC: 18.8%
(iii) Crescent Private Credit (QP): 12.9%
(iv) Crescent Private Credit (QP) (TE Onshore): 5.9%
(v) Ronald Zazworsky, Jr.: 18.8%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
(i) BlueArc Capital Management, LLC: 3,228,924.19
(ii) BlueArc Core Alternatives Management, LLC: 3,228,924.19
(iii) Crescent Private Credit (QP): 2,218,893.83
(iv) Crescent Private Credit (QP) (TE Onshore): 1,010,030.36
(v) Ronald Zazworsky, Jr.: 3,228,924.19
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
(i) BlueArc Capital Management, LLC: 3,228,924.19
(ii) BlueArc Core Alternatives Management, LLC: 3,228,924.19
(iii) Crescent Private Credit (QP): 2,218,893.83
(iv) Crescent Private Credit (QP) (TE Onshore): 1,010,030.36
(v) Ronald Zazworsky, Jr.: 3,228,924.19

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Item 4 above.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Filing Agreement, dated November 24, 2025, by and among the reporting persons, incorporated herein by reference to Exhibit 99.1 of the Schedule 13G filed by the reporting persons with the Securities and Exchange Commission on November 28, 2025 (https://www.sec.gov/Archives/edgar/data/1954360/000110465925116986/tm2532307d1_ex99-1.htm).

## Signatures
- BlueArc Capital Management, LLC: /s/ Ronald Zazworsky, Jr., Chief Executive Officer (12/03/2025)
- BlueArc Core Alternatives Management, LLC: /s/ Ronald Zazworsky, Jr., Chief Executive Officer (12/03/2025)
- Crescent Private Credit (QP), a series of BlueArc Core Alternatives, LLC: /s/ Ronald Zazworsky, Jr., Chief Executive Officer of BlueArc Core Alternatives Management, LLC, its managing member (12/03/2025)
- Crescent Private Credit (QP) (TE Onshore), a series of BlueArc Core Alternatives, LLC: /s/ Ronald Zazworsky, Jr., Chief Executive Officer of BlueArc Core Alternatives Management, LLC, its managing member (12/03/2025)
- Ronald Zazworsky, Jr.: /s/ Ronald Zazworsky, Jr., Ronald Zazworsky, Jr. (12/03/2025)